UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marine Products Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value

(Title of Class of Securities)

568427 10 8

(CUSIP Number of Class of Securities)

Ben M. Palmer

Vice President, Chief Financial Officer and Treasurer

Marine Products Corporation

2801 Buford Highway, Suite 520

Atlanta, Georgia 30329

(404) 321-7910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert F. Dow, Esq.

Arnall Golden Gregory LLP

171 17th Street, Suite 2100

Atlanta, Georgia 30363

(404) 873-8706

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$33,740,000	$3,431.67

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $33,740,000 in value of the issuer’s common shares, $0.10 par value, at a price of $9.64 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and based upon $100.70 per $1,000,000 of the value of the transaction pursuant to Fee Rate Advisory No. 1 for Fiscal Year 2016 as to the $31,500,000 originally announced on August 26, 2016, and $115.90 per $1,000,000 of the value of the transaction pursuant to Fee Rate Advisory No. 1 for Fiscal Year 2017 as to the $2,240,000 increase in the amount of the Offer on October 25, 2016.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,431.67	Filing Party: Marine Products Corporation
Form or Registration No.: Schedule TO	Date Filed: August 26, 2016 and October 25, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 26, 2016 relating to an offer by Marine Products Corporation, a Delaware corporation (“MPC” or the “Company”), as previously amended by Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”), to purchase for cash up to 3.2 million of its outstanding common shares, $0.10 par value, at a purchase price of $9.64 per share (as amended) upon the terms and subject to the conditions described in the Offer to Purchase, dated August 26, 2016 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), as supplemented by Addendum to Offer to Purchase (the “Addendum”) filed herewith as Exhibit (a)(1)(F), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase and Addendum, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). The Company reserved the right, in its sole discretion, to increase the number of shares it purchased up to 3.5 million shares. The Tender Offer was approved by the Board of Directors on August 17, 2016, and the amendment to increase the per share purchase price from $9.00 to $9.64 and extend the Tender Offer through November 11, 2016 was approved on October 25, 2016.  This Amendment No.3 is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO remains unchanged.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On November 14, 2016, MPC issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, on Friday, November 11, 2016. A copy of the press release is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference. After giving effect to the purchase of shares in the tender offer, the Company expects to have approximately 34.9 million shares of its common stock outstanding (including shares of unvested restricted stock).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented adding the following exhibit:

(a)(5)(E) Press release dated November 14, 2016, announcing final results of the offer.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARINE PRODUCTS CORPORATION

Date: November 14, 2016	/s/ Ben M. Palmer
Ben M. Palmer Vice President, Chief Financial Officer, and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 26, 2016*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 26, 2016*
(a)(1)(F)	Addendum to Offer to Purchase, dated September 13, 2016*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated August 17, 2016*
(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated August 26, 2016*
(a)(5)(C)	Management’s Presentation at the B. Riley & Co. 2nd Annual Consumer Conference*
(a)(5)(D)	Press release announcing amendment of the Tender Offer and increase in per share purchase price, dated October 25, 2016*
(a)(5)(E)	Press release announcing the results of the Tender Offer, dated November 14, 2016
(b)	None.
(d)(1)	Marine Products Corporation 2004 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement filed on March 24, 2004) (File No. 001-16263)
(d)(2)	Form of stock option grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(3)	Form of time lapse restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(4)	Form of performance restricted stock grant agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed on November 1, 2004) (File No. 001-16263)
(d)(5)	Form of time lapse restricted stock agreement under the 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed on May 2, 2012) (File No. 001-16263)
(d)(6)	2014 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Registrant’s definitive Proxy Statement filed on March 17, 2014) (File No. 001-16263)

(g)	None
(h)	None

*	Previously filed.